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4/5/2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66075

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/28/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

MAR 2 9 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gabel Global Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 300
(No. and Street)

New York (City) NY (State) 10170-0399 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Tiriolo (212) 490-3113
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Christian Tiriolo swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gabel Global Capital, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

JOYCE O'NEILL
Notary Public, State of New York
No. 4608312
Qualified in Nassau County
Commission Expires 7/31/05

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL
MAR 30 2004
WASH. D.C.

GABEL GLOBAL CAPITAL, LLC
(a limited liability company)

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GABEL GLOBAL CAPITAL, LLC
(a limited liability company)

CONTENTS
December 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
Gabel Global Capital, LLC

We have audited the accompanying statement of financial condition of Gabel Global Capital, LLC (a limited liability company) as of December 31, 2003, and the related statements of income, changes in Members' capital, and cash flows for the period from August 28, 2003 (date operations commenced) to December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gabel Global Capital, LLC as of December 31, 2003, and the results of its operations and its cash flows for the period from August 28, 2003 (date operations commenced) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 22, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

GABEL GLOBAL CAPITAL, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Investments in Treasury Bills, at fair value	$2,000,000
Receivable from Clearing Broker	882,916
Cash and Cash Equivalents	2,440
Other Assets	10,000
Total Assets	$2,895,356
LIABILITIES AND MEMBERS' CAPITAL	
Accrued Expenses	$ 5,105
Payable to Affiliates	2,896
Total liabilities	8,001
Members' Capital	2,887,355
Total Liabilities and Members' Capital	$2,895,356

See Notes to Financial Statements

GABEL GLOBAL CAPITAL, LLC
(a limited liability company)

STATEMENT OF INCOME

Period from August 28, 2003 (date operations commenced) to December 31, 2003

Revenue:	
Net realized gain on investments	$291,889
Interest	5,902
Total revenue	297,791
Expenses:	
Trading and related expenses	23,753
Quotation and information services	3,116
Rent	2,896
Professional fees	7,000
Other	11,500
Total expenses	48,265
Net income	$249,526

See Notes to Financial Statements

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Period from August 28, 2003 (date operations commenced) to December 31, 2003

Contributions	$2,799,771
Withdrawals	(161,942)
Net income	249,526
Members' capital at December 31, 2003	$2,887,355

See Notes to Financial Statements

GABEL GLOBAL CAPITAL, LLC
(a limited liability company)

STATEMENT OF CASH FLOWS

Period from August 28, 2003 (date operations commenced) to December 31, 2003

Cash flows from operating activities:	
Net income	$ 249,526
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in receivable from clearing broker	(882,916)
Increase in other assets	(10,000)
Increase in accrued expenses	5,105
Increase in due to affiliates	2,896
Net cash used in operating activities	(635,389)
Cash flows used in investing activity - investment in Treasury Bills	(2,000,000)
Cash flows from financing activities:	
Members' capital contributions	2,799,771
Members' capital withdrawals	(161,942)
Net cash provided by financing activities	2,637,829
Net change in cash and cash at end of period	$ 2,440

See Notes to Financial Statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Gabel Global Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Philadelphia Stock Exchange, Inc. The Company, which acts as an off-floor proprietary trading member, trades securities on behalf of its members, Perch Bay Partners Sigma I, LP (the "Partnership") and Perch Bay Group, LLC (the "Managing Member") and does not engage in retail business.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Investments in securities and securities sold short traded on a national securities exchange or listed on Nasdaq are valued at the last reported sales price on the primary exchange on which such security shall have traded on the last business day of the year. Securities and securities sold short, traded on a national securities exchange for which there was no last reported sales price on the last business day of the year, are valued at the last reported bid or ask price, respectively. Securities traded over the counter and not listed on Nasdaq are valued at the last reported sales price on the last business day of the year, or, if no sales occurred on such day, at the bid price for long positions and ask price for short positions. The Managing Member may, in its sole discretion, value investments based upon its good faith and determination of fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on security transactions are based on the first-in, first-out, or the specific-identification method.

No provision is made in the accompanying financial statements for liabilities for federal, state, or local income taxes since such liabilities are the responsibility of the individual Members.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

2. INVESTMENTS IN SECURITIES:

At December 31, 2003, the Company's securities consist entirely of United States Treasury Bills, with a maturity date of January 2, 2004. The securities are valued at an amortized cost of $2,000,000, which approximates market value.

3. RECEIVABLE FROM CLEARING BROKER:

Receivable from clearing broker primarily represents credit balances from trading activities. The Company is subject to credit risk should the clearing broker be unable to repay this balance.

4. DERIVATIVE FINANCIAL INSTRUMENTS: The Company's activities include the purchase and sale of a variety of index options. These derivatives are used for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in the accompanying statement of income as gain or loss as it occurs. The Company had no positions held at December 31, 2003.

5. RELATED PARTY TRANSACTIONS: The Managing Member provides general and administrative services to the Company. The Company is responsible for all other expenses, including but not limited to, trading and professional costs incurred in connection with its business, as well as its pro rata share of other fees and expenses. At December 31, 2003, $2,896 is due to the Managing Member.

6. REGULATORY REQUIREMENTS: As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2003, the Company had net capital of $2,877,355, which exceeded the requirement by $2,777,355.

GABEL GLOBAL CAPITAL, LLC
(a limited liability company)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2003

Credits - Members' equity	$2,887,355
Debits:	
Other assets	10,000
Total debits	10,000
Net capital	2,877,355
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $8,001, or $100,000	100,000
Excess net capital	$2,777,355
Schedule of aggregate indebtedness - accrued expenses and other liabilities	$ 8,001
Ratio of aggregate indebtedness to net capital	.003 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Part IIA FOCUS Report filing as of the same date.